Galaxy Digital Inc.
300 Vesey Street
New York, New York 10282
May 15, 2026
VIA EDGAR
Komul Chaudhry
Office of Crypto Assets
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:       Galaxy Digital Inc. — Registration Statement on Form S-3 (File No. 333-295720) — Request for Acceleration of Effective Date
To the addressee set forth above:
Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Galaxy Digital Inc. (the “Company”), respectfully requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-295720) (the “Registration Statement”) referred to above be accelerated so that the Registration Statement will become effective at 4:00 P.M. Eastern Time on May 19, 2026, or as soon as practicable thereafter.
If you have any questions or require additional information, please contact Brittany Ruiz of Latham & Watkins LLP at (212) 906-1669. Thank you for your assistance and cooperation in this matter.
Sincerely,

GALAXY DIGITAL INC.

By:	/s/ Heather Houston
Name: Heather Houston
Title: Deputy General Counsel & Corporate Secretary
cc:        Heather L. Houston, Galaxy Digital Inc.
Frances Fuqua, Galaxy Digital Inc.
Alice Longenbach, Galaxy Digital Inc.
Keith Halverstam, Latham & Watkins LLP
Brittany Ruiz, Latham & Watkins LLP